FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                            For the month of May 1998


                           Yogen Fruz World-Wide Inc.
                 (Translation of registrant's name into English)


              8300 Woodbine Avenue, Markham, Ontario Canada L3R 9Y7
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                   Form 20-F   [X]                     Form 40-F [ ]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes [ ]                             No  [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_________

Incorporation by Reference

     This Form 6-K shall be incorporated by reference into the Registration Statement on Form F-4 of the Registrant (No. 333-8078) declared effective by the U.S. Securities and Exchange Commission on February 19, 1998 and into the definitive prospectus of the Registrant dated February 19, 1998 relating to such registration statement.

     Materials relating to Registrant and filed pursuant to this Form 6-K include:

     (a)  Second Quarterly Report for the period ended February 27, 1998.

     (b) (Second) Letter of Transmittal for Common Shares of Registrant and for Common Shares of Integrated Brands, Inc. which was mailed out in respect of the merger between the Registrant and Integrated Brands, Inc. which closed on March 18, 1998.


                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                YOGEN FRUZ WORLD-WIDE INC.


Date  May 11, 1998                              By Aaron Serruya
                                                  -----------------------------
                                                Name: Aaron Serruya
                                                Title: Executive Vice President

April 30, 1998

TO WHOM IT MAY CONCERN:

Dear Sirs:

     RE: Yogen Fruz World-Wide Incorporated (TSE: YF.A)

We enclose our Second Quarterly Report for the period ending February 27, 1998 for filing.

As well, we enclose the (Second) Letter of Transmittal for Common Shares of Yogen Fruz World-Wide Inc. and for Common Shares of Integrated Brands Inc. which was mailed out in respect of the merger with Integrated Brands Inc. which closed on March 18, 1998.

We declare that the above documents were sent by prepaid mail to all shareholders of the Company on April 30, 1998 and May 1, 1998. However, we have not mailed to shareholders in cases where notices or other documents have been returned undelivered by the Post Office.

Yours very truly,

YOGEN FRUZ WORLD-WIDE INCORPORATED

"Sarah Oziel"

Sarah Oziel
Public Relations

Second Quarter, 1998 Fiscal Year
To Our Shareholders . . .

We are pleased to report to shareholders that for the period ending February 28, 1998, we have achieved our fourteenth consecutive record quarter. Net earnings for the six months ending February 28, 1998 advanced 56% to $3,811,559 ($0.11 per share fully diluted) from $2,451,126 ($0.08 per share fully diluted) for the same period last year. Net earnings for the three months ended February 28, 1998 increased 56% to $2,110,282 ($0.06 per share fully diluted) from $1,348,672 ($0.04 per share fully diluted) for the same period last year.

Revenues for the second quarter jumped to $11,161,872 from $7,026,704 an increase of 59%. Shareholders' equity increased to $73,528,683 from $60,664,202 last year. The Company remains institutionally debt-free with cash holdings of $20,758,959.

For the three months ended February 28, 1998, corporate store sales were $2,974,503 compared to $422,565. The increase was primarily as a result of the Golden Swirl stores acquired on May 31, 1997. Product sales also advanced to $5,807,466 from $3,828,451 due to the overall growth of the system in the quarter. Franchising income and fees decreased to $1,738,999 from $1,915,834, due to fewer international Master Franchise Agreements signed during the quarter. All of our Brands however, continued to contribute towards our record net earnings this quarter.

During the quarter, Yogen Fruz acquired the franchisee and territorial agency agreements, trademarks and other specified assets of Ice Cream Churn, a Byron, Georgia chain consisting of 361 ice cream scoop outlets operating in 11 southern states. This acquisition has added important volume and distribution advantages in the southeastern U.S., as well as an opportunity to increase production in our Dallas-based plant, thereby expanding the potential of the brand to serve a broader market base.

On March 18, 1998, subsequent to the end of the second quarter, Yogen Fruz completed its merger of Integrated Brands Inc., which markets, sells and distributes Tropicana(R) frozen desserts, as well as a variety of other branded frozen dessert products, under the Betty Crocker(R), Trix(R), Yoplait(R), Colombo(R), Trix(R), Lucky Charms(R) and Yoo Hoo(R) brand names, pursuant to long-term exclusive license agreements. Integrated Brands Inc., directly and through subsidiaries, also operates, franchises and licenses Swensen's(R) Ice Cream, Steve's(R) Ice Cream and triple trademark frozen dessert stores throughout the United States and certain foreign countries.

With the acquisition of Integrated Brands now behind us, we will begin to consolidate our Franchise businesses. The Integrated Brands deal has given us additional critical mass, while at the same time significantly increasing our U.S. distribution base. We also feel that there is a tremendous opportunity for us to develop the Tropicana(R) and Betty Crocker(R) frozen dessert lines throughout Canada. Initial response to the Tropicana frozen dessert in Canada has exceeded our expectation.

We are also pleased to announce that for the second consecutive year, Yogen Fruz has been named by Entrepreneur Magazine, a U.S. publication, as #3 in their annual top franchise 500 issue. Yogen Fruz was listed only behind McDonald's and Burger King. Yogen Fruz also ranked #3 in the category of the fastest growing franchise.

As of February 28, 1998, the Company had 4,036 locations in 82 countries, and is the world's largest franchisor of frozen yogurt outlets, operating a Family of Brands, including Yogen Fruz, Bresler's Ice Cream and Premium Frozen Yogurt, I Can't Believe It's Yogurt, Golden Swirl, Paradise, Ice Cream Churn and Java Coast Fine Coffees.

Our System is growing, both domestically and internationally, winning new consumers wherever our Brands are introduced. As always at this time, we thank the people who have supported us and contributed so much to our success - our employees, shareholders, Master Franchisees and Franchisees.


On Behalf of the Board,

"Michael Serruya"
Chairman of the Board
Yogen Fruz World-Wide Inc.

Yogen Fruz World-Wide Inc.
Consolidated Statement of Earnings and Retained Earnings
 (Unaudited)


                                                        Six Months Ended                           Three Months Ended
                                                        ----------------                           ------------------
                                               February 28,            February 29,         February 28,            February 29,
                                               ------------            ------------         ------------            ------------
                                                  1998                     1997                  1998                  1997
                                                  ----                     ----                  ----                  ----
Revenues

Product Sales                                   $11,243,420              $ 8,620,732          $ 5,807,466           $ 3,828,451
Franchising income and fees                       3,145,986                3,694,798            1,738,999             1,915,834
Sales by corporate-owned stores                   6,237,611                  859,078            2,974,503               422,565
Rental and other income                           1,464,529                1,582,646              640,904               859,854
                                              -----------------------------------------------------------------------------------
                                                 22,091,546               14,757,254           11,161,872             7,026,704
                                              -----------------------------------------------------------------------------------
Direct Costs and Administrative
    Expenses                                     16,762,250               11,403,738            8,301,270             5,220,930
Amortization                                      1,138,887                  816,090              555,860               442,316
                                              -----------------------------------------------------------------------------------
                                                 17,901,137               12,219,828            8,857,130             5,663,246
                                              -----------------------------------------------------------------------------------
Earnings Before Income Taxes                      4,190,409                2,537,426            2,304,742             1,363,458
Provision For Income Taxes                          378,850                   86,300              194,460                14,786
                                              -----------------------------------------------------------------------------------
Net Earnings                                      3,811,559                2,451,126            2,110,282             1,348,672
Retained Earnings -
Beginning of Period                              18,215,366                8,278,427           19,916,643             9,380,881
                                              -----------------------------------------------------------------------------------
Retained Earnings -
End of Period                                   $22,026,925              $10,729,553          $22,026,925           $10,729,553
                                                ===========              ===========          ===========           ===========
Earnings Per Share
- Basic                                               $0.11                    $0.09                $0.06                 $0.05
- Fully Diluted                                       $0.11                    $0.08                $0.06                 $0.04
                                              -----------------------------------------------------------------------------------
Weighted Average Number of
    Common Shares Outstanding                    35,126,906               28,602,583

Yogen Fruz World-Wide Inc.
Consolidated Balance Sheet
As at February 28
(Unaudited)

                                                                    1998                       1997
                                             --------------------------------------------------------
Assets

Current Assets

Cash and short-term deposits                                 $20,758,959                $26,967,896
Accounts receivable                                           16,164,674                  8,263,994
Inventory                                                      2,654,306                  2,042,942
Prepaid expenses and sundry                                    2,401,282                  1,410,855
Advances to related parties                                      404,411                    424,374
Notes receivable                                                  54,150                     85,792
                                             --------------------------------------------------------
                                                              42,437,782                 39,195,853

Notes Receivable                                                 116,520                    186,106
Deferred Income taxes                                            328,470                     71,686
Capital Assets                                                 3,943,072                  2,414,193
Other Intangibles                                              2,874,759                  1,545,316
Goodwill                                                      33,405,411                 27,666,840
                                             --------------------------------------------------------
                                                             $83,106,014                $71,079,994
                                               =========================  =========================
Liabilities

Current Liabilities

Accounts payable and accrued
liabilities                                                   $8,828,582                $ 9,815,841
Income taxes payable                                             440,176                    287,347
                                             --------------------------------------------------------
                                                               9,268,758                 10,103,188
Lease Security Deposits                                          308,573                    312,604
                                             --------------------------------------------------------
                                                               9,577,331                 10,415,792
                                             --------------------------------------------------------
Shareholders' Equity

Capital Stock                                                 51,501,758                 49,934,649

Retained Earnings                                             22,026,925                 10,729,553
                                             --------------------------------------------------------
                                                              73,528,683                 60,664,202
                                             --------------------------------------------------------
                                                             $83,106,014                $71,079,994
                                               =========================  =========================

Yogen Fruz World-Wide Inc.
Consolidated Statement of Changes in Financial Position
 (Unaudited)

                                                    Six Months Ended                           Three Months Ended
                                                    ----------------                           ------------------
                                            February 28,         February 29,         February 28,            February 29,
                                            ------------         ------------         ------------            ------------
                                               1998                  1997                 1998                    1997
                                               ----                  ----                 ----                    ----
Cash Provided By (Used In):

Operating Activities
Net earnings                                 $3,811,559            $2,451,126            $2,110,282             $1,348,672
Items not affecting cash
  Amortization                                1,138,887               816,090               555,860                442,316
   Loss (gain) on sale of
capital assets                                 (514,965)               17,533              (514,965)               53,797
Deferred Income taxes                           (72,546)                  --                (72,546)                  --
                                        -------------------------------------------------------------------------------------
                                              4,362,935             3,284,749             2,078,631              1,844,785
Net change in non-cash
working capital balances
related to operations                        (6,942,275)           (3,510,138)             (753,516)            (1,939,782)
                                        -------------------------------------------------------------------------------------
                                             (2,579,340)             (225,389)            1,325,115                (94,997)
                                        -------------------------------------------------------------------------------------
Investing Activities
Repayment of (advances on)
notes receivable                                (67,818)              (76,410)              (73,433)               (38,077)
Purchase of capital assets                     (690,380)             (300,316)             (660,576)              (284,330)
Proceeds on sale of capital
assets                                          676,000               171,380               676,000                 27,530
Acquisition of operating
company/net of cash acquired
of $nil (1997-$178,034)
                                             (1,680,000)             (328,562)           (1,680,000)                   --
Other intangibles                                   --                (30,806)                 --                  (30,806)
                                        -------------------------------------------------------------------------------------
                                             (1,762,198)             (564,714)           (1,738,009)              (325,683)
                                       -------------------------------------------------------------------------------------
Financing Activities
Net proceeds from issue of
special warrants                                    --             21,847,563                  --               21,847,563
Issue of common shares                        1,168,775               517,944                55,175               269,926
Payment of acquisition
payable                                      (4,544,000)                  --                   --                     --
                                        -------------------------------------------------------------------------------------
                                             (3,375,225)           22,365,507                55,175             22,117,489
                                        -------------------------------------------------------------------------------------
Increase (Decrease) in Cash
Position                                     (7,716,763)           21,575,404              (357,719)            21,696,809

Cash and Short-Term
Deposits - Beginning of                      28,475,722             5,392,492            21,116,678              5,271,087
Year
                                        -------------------------------------------------------------------------------------
Cash and Short-Term
Deposits - End of Year                      $20,758,959           $26,967,896           $20,758,959            $26,967,896
                                            ===========           ===========           ===========            ===========

               (SECOND) LETTER OF TRANSMITTAL FOR COMMON SHARES OF
                       YOGEN FRUZ WORLD-WIDE INC. AND FOR
                     COMMON SHARES OF INTEGRATED BRANDS INC.

This (Second) Letter of Transmittal ("Letter") must accompany certificates representing common shares ("Yogen Fruz Common Shares") of Yogen Fruz World-Wide Inc. ("Yogen Fruz"), or common shares ("Integrated Brands Common Shares") of Integrated Brands Inc. ("Integrated Brands") delivered pursuant to the transactions described in the Yogen Fruz Management Information Circular and Proxy Statement dated January 15, 1998, (the "Yogen Fruz Proxy Circular") and the Integrated Brands Proxy Statement dated February 19, 1998 (the "Integrated Brands Proxy Statement").

Before completing this Letter, please read carefully the instructions set out below. Holders of Yogen Fruz Common shares who did not return the completed and signed (First) Letter of Transmittal and Election Form which accompanied the Yogen Fruz Proxy Circular to Equity Transfer Service Inc. prior to 5:00p.m. on February 27, 1998 were deemed to exchange each of their Yogen Fruz Common Shares for 1.05 Yogen Fruz Class A Subordinate Voting Shares in accordance with the terms of the share capital reorganization of Yogen Fruz.

Holders of Integrated Brands Common Shares who did not return the completed and signed (First) Letter of Transmittal which accompanied the Integrated Brands Proxy Statement to Equity Transfer Services Inc. prior to 5:00p.m. on March 11, 1998, were deemed to exchange each of their Integrated Brands Common Shares for
0.585129 Yogen Fruz Class A Subordinate Voting Shares in accordance with the terms of the merger of Integrated Brands and Yogen Fruz Acquisition Corp.

In order for shareholders to exchange their certificates representing either Yogen Fruz Common Shares or Integrated Brands Common Shares for certificates representing Yogen Fruz Class A Subordinate Voting Shares, such shareholders must complete and sign this Letter and return it together with the certificate(s) representing the Yogen Fruz Common Shares or the Integrated Brands Common Shares in accordance with Instruction No. 1.

TO:      Yogen Fruz World-Wide Incorporated
         c/o Equity Transfer Services Inc. - The Registrar and Transfer Agent at the office set out in the Instructions hereto.

1. The Undersigned transmits herewith for exchange the following certificate(s) representing or comprising Yogen Fruz Common Shares:

------------------------------------------------------------------------------------------------------------------------------
                 Certificate number(s)                            Number of Yogen Fruz Common Shares
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
                                            Total:
                                                        ----------------------------------------------------------------------

     The   Undersigned   transmits   herewith   for   exchange   the   following
certificate(s) representing or comprising Integrated Brands Common Shares:


------------------------------------------------------------------------------------------------------------------------------
                 Certificate number(s)                            Number of Integrated Brands Common Shares
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
                                            Total:
                                                        ----------------------------------------------------------------------

      NOTE: If the above space is insufficient, details may be listed on a separate schedule which should then be attached to this Letter.

2. The Undersigned hereby represents that the Undersigned is the owner of the Yogen Fruz Common Shares and/or Integrated Brands Common Shares represented by the certificate(s) described above and has good title to such shares free and clear of all liens, charges, security interests, encumbrances and adverse interests of every kind, and has all necessary right and authority to exchange the Yogen Fruz Common Shares and/or Integrated Brands Common Shares referred to above and to make any election and give all of the directions herein contained.

3. The Undersigned acknowledges that each Yogen Fruz Common Share described above was changed into 1.05 Yogen Fruz Subordinate Voting Shares and that each Integrated Brands Common Share described above was exchanged for 0.585129 Yogen Fruz Subordinate Voting Shares, in accordance with the transactions described in the Yogen Fruz Proxy Circular and the Integrated Brands Proxy Statement.

4. Upon receipt by the Registrar and Transfer Agent of this Letter and of the certificate(s) identified above and as soon as practicable Yogen Fruz, or the Registrar and Transfer Agent, will deliver (i) certificates representing whole Subordinate Voting Shares to which the Undersigned is entitled, and (ii) a cheque representing the cash value of any fractional interest in a Subordinate Voting Share to which the Undersigned would otherwise have been entitled. Certificates representing Subordinate Voting Shares and, if applicable, a cheque will be in the name of the shareholder set forth below. Certificates and, if applicable, a cheque will be mailed to the address of the shareholder set forth below.

     THE UNDERSIGNED ACKNOWLEDGES HAVING READ THE TERMS SET OUT ABOVE AND THE INSTRUCTIONS BELOW.

     DATED the ________ day of _______________________________, 199____.


Shareholder's Name:                     Shareholder's Address:


_____________________________________
           (Please Print)



Per:_________________________________
         Authorized Signatory           (Area Code and Telephone Number)


Date:  ______________ , 199___
                                        (Canadian Social Insurance Number-for
                                        Canadian income tax purposes)

                                  INSTRUCTIONS

1. This Letter must be duly signed by the Shareholder or a duly authorized representative and completed and returned together with the appropriate certificate(s) representing the Yogen Fruz Common Shares and/or the Integrated Brands Common Shares referred to in paragraph 1 of the Letter to Equity Transfer Services Inc. at:

         Equity Transfer Services Inc. - The Registrar and Transfer Agent 120 Adelaide Street West
         Suite 420
         Toronto, Ontario
         M5H 4C3

2. Where this Letter is executed on behalf of a corporation, partnership or association or by an agent, executor, administrator, trustee, curator, guardian or any person acting in a representative capacity, this Letter must be accompanied by satisfactory evidence of authority to act.

3. To complete this Letter, you must:

     (a) in paragraph 1 of this Letter, list the number(s) of the certificate(s) representing the Yogen Fruz Common Shares and/or the Integrated Brands Common Shares owned by you and transmitted with this Letter and the number of shares represented by each certificate by completing the panel provided in paragraph 1;

     (b) sign this Letter and print your name and address in the space provided.

4. Any share certificate(s) registered in the name of the person by whom or on whose behalf this Letter is signed need not be endorsed or accompanied by a share transfer power other than this Letter itself. Any share certificate(s) not so registered must be endorsed by the registered holder thereof or be accompanied by a share transfer power duly and properly completed by its registered holder, with signature guaranteed in either case by a Canadian chartered bank or trust company, a member of a recognized stock exchange in Canada or a member of the Transfer Association Medallion (Stamp) Program. The signature of the registered holder must correspond in every respect with the name of the registered holder appearing on the face of the share certificate(s).

5. The method of delivery of this Letter and the appropriate certificate(s) to the Registrar and Transfer Agent is at the option and risk of the shareholder but, if delivery by mail is used, registered mail with return receipt requested, properly insured, is recommended.

6. If additional copies of this Letter are desired, they may be obtained from the Registrar and Transfer Agent at the office specified in paragraph 1 of these Instructions.

To Lean More About Us, Contact:


World-Wide Head Office
Yogen Fruz World-Wide Inc.
8300 Woodbine Avenue, 5th Floor
Markham, Ontario, Canada, L3R 9Y7
Telephone: (905) 479-8762
Fax: (905) 479-5235
Internet: http://www.yogenfruz.com
E-mail: yogenfruz@yogenfruz.com


U.S.A. Head Office:
Kayla Foods, Inc.
3361 Boyington Drive, Suite 200
Carrollton, Texas, U.S.A., 75006-9112
Telephone: (972) 788-4788
Fax: (972) 788-5036
E-mail: yogenfruzbrands@kaylafoods.com


For International Franchises, contact:
Kayla Foods Int'l (Barbados) Inc.
"Aberfoyle", 5th Avenue
Belleville, St. Michael, Barbados, W.I.
Telephone: (246) 228-9505
Fax: (246) 228-7321
E-mail: kfibarb@caribnet.net


Investor Relations:  Sarah Oziel
Telephone: (905) 479-8762
Fax: (905) 479-5235
e-mail: sarah@yogenfruz.com
Internet:  http://www.yogenfruz.com


Toronto Stock Exchange (Trading Symbol:  YF.A)